Web.com Group, Inc. 12808 Gran Bay Parkway West Jacksonville, FL 32258 T 904 680 6600 F 904 880 0350 NASDAQ: WWWW

March 14, 2012

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-9303

Attention:	Mark P. Shuman
Matthew Crispino

Re:	Web.com Group, Inc.
Registration Statement on Form S-3
Filed February 16, 2012
File No. 333-179553

Ladies and Gentlemen:

We respectfully submit this letter in further response to the letter dated March 2, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David L. Brown, Chief Executive Officer of Web.com Group, Inc., a Delaware corporation (the “Company” or “Web.com”), relating to the Company’s registration statement on Form S-3 file February 16, 2012.

In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response thereto.

General

1.	We note from your current report on Form 8-K furnished on February 16, 2012 that your company incurred a net loss in fiscal 2011. Accordingly, please update your Form S-3 to include audited financial statements and related disclosures for the fiscal year ended December 31, 2011. Refer to Item 3-12(b) of Regulation S-X and Securities Act Forms C&DI 223.01. See also Securities Act Forms C&DI 123.01.

We have updated the Form S-3 accordingly in response to the comment.

Primary Offering

Cover Page

2.	Expand the cover page to inform potential investors of the shares your have concurrently registered for resale by means of the second prospectus included in your filing. Provide

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similar disclosure about your primary offering on the prospectus cover page of your resale offering.

We have expanded the language on the cover page accordingly in response to the comment.

Where You Can Find Additional Information, page 13

3.	Please revise to incorporate the description of your common stock from your Form 8-A filed on October 31, 2005, and any amendments, rather than your Form S-1 filed on April 27, 2005. Refer to Item 12(a)(3) of Form S-3.

We have revised the language accordingly in response to the comment.

Resale Prospectus

General

4.	Given the size of the secondary offering relative to the number of shares presently outstanding as well as the nature of the offering and identity of the selling shareholders, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4) with the selling shareholders acting as a conduit in a distribution to the public. Given the relationship of the selling shareholders to the company, tell us why the offering should not be viewed as an indirect, primary transaction and why the selling shareholders should not be viewed as underwriters. Refer to Interpretation 612.09 of our Security Act Rules Compliance and Disclosure Interpretations, available on our website.

Please be advised that we believe that the offering by the selling stockholders should be properly regarded as a secondary offering, and that the selling stockholders are not, nor should they be deemed to be, statutory underwriters selling on behalf of the Company in respect of such offering.

To reach this conclusion, we considered the following factors identified in Compliance and Disclosure Interpretation 612.09: (i) the length of time the selling stockholders have held their respective shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by the selling stockholders of their respective shares of common stock of the Company, (iii) the relationship among the selling stockholders and the Company, (iv) whether the selling stockholders are in the business of underwriting securities, (v) the amount of shares

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being registered, and (vi) under all the circumstances, whether the selling stockholders appear to be acting as a conduit for the Company.

Background.

Commencing in February 2011, Web.com approached Network Solutions, a provider of domain names, web hosting and online marketing services, regarding Web.com’s interest in acquiring Network Solutions. For a period of time due diligence was conducted by the parties and a definitive agreement was negotiated and at the conclusion of that period, on August 3, 2011, Web.com executed a Purchase Agreement (the “Agreement”) with Net Sol Parent LLC (formerly known as GA-Net Sol Parent LLC) and NWS Holdings LLC (formerly known as Net Sol Holdings LLC) (the “Seller”) pursuant to which Web.com agreed to acquire Network Solutions (the “Acquisition”) for $405 million in cash, the private placement of 18 million shares of Web.com common stock (the “Shares”) to the Seller, and the assumption of certain liabilities of the Seller. Pursuant to a related Stockholder Agreement with the Seller and GA-NWS Investor LLC (formerly known as GA-Net Sol Investor LLC), which was executed upon, and a condition to, the closing of the Acquisition (the “Stockholder Agreement”), the Company agreed to increase the size of its board of directors (the “Board”) from six to seven, designate the newly-created seat as part of the class of directors whose tenure expires in 2014, and appoint an individual designated by certain affiliates of the Seller to the newly created seat, as well as to the compensation committee of the Board. Anton Levy was designated as the new director by certain affiliates of the Seller.

On September 9, 2011, the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) held a meeting to evaluate and consider Anton Levy as a new director, effective upon the closing of the Acquisition. The Nominating Committee determined that Mr. Levy was independent under applicable rules and regulations and recommended to the Board that it appoint Mr. Levy to the Board. On September 9, 2011, the Board met and increased the size of the Board to seven, determined that Mr. Levy was independent under applicable rules and regulations and appointed Mr. Levy, subject to closing of the Acquisition, to the Board. Mr. Levy has joined the Board, to hold office until the earliest of: appointment of his successor, or his death, resignation or proper removal. Mr. Levy joined the class of directors whose term will expire at the 2014 annual meeting of stockholders. Mr. Levy is a Managing Director at General Atlantic LLC, a global growth equity firm (“General Atlantic”), where he has worked since 1998. Mr. Levy heads General Atlantic’s Global Internet and Technology practice and serves on the firm’s Executive Committee.

On October 27, 2011, Web.com completed the Acquisition after receiving its stockholders’ approval to issue the Shares to the Seller and entered into the Stockholder Agreement, pursuant to which the Company agreed to file a registration statement on Form S-3

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to register for resale the Shares. Under the Stockholder Agreement, subject to certain exceptions, the selling stockholders and their permitted transferees are prohibited from selling, or otherwise disposing of, any of the Shares for six months following the closing date of the Acquisition and during the next six months and until one year after the closing date, subject to certain exceptions, the selling stockholders and their permitted transferees are only permitted to sell up to 25% of such Shares.

Analysis.

The Shares (as well as the cash component) paid to the selling stockholders in consideration of the Acquisition were a result of arms-length negotiation among the parties. The selling stockholders had no prior relationship with Web.com and only became stockholders as a result of the Acquisition. The selling stockholders, pursuant to the Stockholder Agreement, have the ability to designate 1 of 7 members of the Board, and do not, as a result of designating such director, control the Board. While the Shares held by the selling stockholders represent approximately 35% of the Company’s outstanding common stock, the Company does not have the ability to direct the selling stockholders on how such Shares should be held or sold. The Company’s sole obligation is to ensure that a registration statement on Form S-3 be filed and declared effective.

We have been advised that none of the selling stockholders are in the business of underwriting securities and each of the selling stockholders acquired its interest in the Company for investment purposes and not with a view to public distribution. General Atlantic is a global growth equity firm and manages $17 billion in capital, investing between $50 million and $500 million as a minority or majority investor in private and public companies. The selling stockholders are in the business of investing in other businesses for investment purposes and work closely with their respective portfolio companies to help manage and build businesses.

Although the selling stockholders are affiliates of the Company and the Shares represent a large percentage of shares of common stock of the Company’s outstanding common stock, we do not believe that this alone should result in the conclusion that the purported secondary offering by the selling stockholders is an indirect primary offering by the Company and that the selling stockholders are actually underwriters selling under the Registration Statement on behalf of the Company. To date, none of the selling stockholders have sold any Shares and as noted above, have been restricted from making any such sales. The selling stockholders have borne the full risk of loss of their ownership interests in the Company since such interests were acquired when the selling stockholders sold Network Solutions to Web.com. Further, we note that the Registration Statement is a “shelf” registration statement under Rule 415 of the Securities Act of 1933, as amended, that would permit sales in multiple offerings over a three-year period by both the Company and the selling stockholders.

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Finally, we note that the last test in Compliance and Disclosure Interpretation 612.09 is “finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” With respect to this ultimate determination, we conclude that it is definitively not the case that the selling stockholders are acting as a conduit for the Company. A conduit could exist in the case of a private placement of stock by an issuer for cash, followed by the sale of the stock by the selling stockholders for cash into the open market. The result is cash to the issuer for the sale of its stock, as would have been the case if the issuer had conducted a primary offering. In the Company’s situation, however, the consideration received by the Company in the transaction was all of the outstanding equity interests of Network Solutions; the consideration to be received by the selling stockholders of the Shares is cash. Therefore the selling stockholders could not have acted as a conduit for the Company, as the Company received no cash as a result of the Acquisition and related issuance of the Shares.

Selling Stockholders, page 3

5.	You disclose in footnote 3 to the Selling Stockholders table that there are 28 managing directors of General Atlantic. Please confirm that these individuals share voting and dispositive power over the resale shares and, if so, explain how the voting and dispositive powers are allocated among these individuals.

We have been advised by General Atlantic that the managing directors of General Atlantic share voting and dispositive power with respect to the shares of common stock held by the GA Stockholders, and voting and disposition decisions are made by a portfolio committee of the managing directors. The current members of the portfolio committee are Drew Pearson, William E. Ford, David C. Hodgson, Cory A. Eaves, Rene M. Kern and Philip P. Trahanas.

As directed in the Comment Letter, the Company is acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission

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Please direct your questions or comments regarding the Company’s responses to Nancy Wojtas, Cooley LLP, at (650) 843-5819 or by facsimile to (650) 849-7000, and to the undersigned at (904 680-6635 or by facsimile to (904) 880-0350. Thank you for your assistance.

Sincerely,

Web.com Group, Inc.

By:	/s/ David L. Brown
Chief Executive Officer

cc:	Matthew McClure, Esq.

James Fulton, Esq.